EXHIBIT 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Twelve Months Ended December 31,
	2004	2003	2002	2001	2000
Earnings
Income from continuing operations before income tax	$422.6	$315.1	$363.5	$297.3	$418.6

Interest expense (excluding amount capitalized)	45.9	46.9	42.1	58.8	66.3

Portion of rental expense under operating leases representative of an interest factor	13.3	12.5	11.2	10.6	9.4

Total earnings	$481.8	$374.5	$416.8	$366.7	$494.3

Fixed charges
Interest expense (including amount capitalized)	$46.9	$48.0	$43.3	$60.2	$67.7

Portion of rental expense under operating leases representative of an interest factor	13.3	12.5	11.2	10.6	9.4

Total fixed charges	$60.2	$60.5	$54.5	$70.8	$77.1

Ratio of earnings to fixed charges	8.0	6.2	7.6	5.2	6.4

Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.